NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)
NAME OF REGISTRANT: Facebook, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Majority Action
ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

THE CASE TO VOTE NO ON MARK ZUCKERBERG

COLOR OF CHANGE

majorityaction

This is not a solicitation of authority to vote your proxy. Do not send your proxy card to Majority Action or Color of Change; vote your shares according to the instructions in Facebook's proxy statement.

ESCALATING CRISES AND CASCADING RISKS

- In the wake of public exposure of Russian use of Facebook's platform to influence the US elections, Mark Zuckerberg started 2018 with a commitment to fix Facebook.

- Instead, the reputational damage, fines and investigations, and regulatory risks have substantially escalated.

- New information about operational, policy, and leadership failures across Facebook's platforms and product lines have been constantly exposed in the global press.

CONSTANT EXPOSURE OF FAILURES, BREACHES AND RISKS

In one month alone (March 19 - April 19, 2019):

Facebook CEO Mark Zuckerberg under close scrutiny in federal privacy probe, sources say
WASHINGTON POST

WhatsApp Has Become A Hotbed For Spreading Nazi Propaganda In Germany
BUZZFEED NEWS

15 Months of Fresh Hell Inside Facebook
WIRED

Singapore Fake-News Bill Orders Corrections by Social-Media Giants
DOW JONES INSTITUTIONAL NEWS

German minister meets Zuckerberg, wary of messaging plans
ASSOCIATED PRESS

Facebook says it 'unintentionally uploaded' 1.5 million people's email contacts without their consent
BUSINESS INSIDER

The Case for Investigating Facebook
THE NEW YORK TIMES

Facebook teams with rightwing Daily Caller in fact-checking program
GUARDIAN

Facebook's Stock Falls After HUD Charges Company With Violation Fair Housing Act
DOW JONES INSTITUTIONAL NEWS

Mark Zuckerberg leveraged Facebook user data to fight rivals and help friends, leaked documents show
NBC NEWS

Facebook, Instagram and WhatsApp hit by second outage within a month
ENGADGET

540 Million Facebook User Records Exposed Online, Plus Passwords, Comments, and More
GIZMODO

Facebook's Ad Algorithm Is a Race and Gender Stereotyping Machine, New Study Suggests
THE INTERCEPT

The Mounting Federal Investigations Into Facebook
THE NEW YORK TIMES

RED FLAGS IN LEADERSHIP, OPERATIONS, POLICY & MORE

- **Executive Departures:** Key founders & executives from WhatsApp, Instagram, and Facebook resigned, including the Chief Product Officer. News reports implicated disagreements over privacy or safety in many of these key departures.

- **Spreading Hate:** Facebook's platforms have been fast and efficient avenues for spreading hateful rhetoric, misinformation, and calls to violence. Warnings in Myanmar, India and, Germany were reportedly ignored.

- **Election Misinformation:** Facebook was used by Russia to target Black voters in the U.S. presidential election. In 2018, WhatsApp was a key misinformation vehicle in the Brazilian election.

RED FLAGS IN LEADERSHIP, OPERATIONS, POLICY & MORE

- **Alleged discrimination inside and out:** A former employee declared, "Facebook has a black people problem," in publicly exposing discrimination at Facebook and failures to protect & include Black users.

- **Privacy failures:** User privacy was at risk repeatedly: apps gathered info from teens, shared private health data, and captured data of non-users, while Facebook reportedly gave some companies special data access. Facebook itself exposed 540 million user records and 6.8 million photos & extracted user contacts without permission.

- **Intense regulatory scrutiny:** In the U.S., Facebook faces criminal probes over data practices, while it negotiates a potential "record" fine to settle with the FTC. Germany has ordered a stop to combining data which would block platform integration, while FB is facing at least 7 data probes in the EU.

IT KEEPS HAPPENING: Years of repeated failure to adequately address civil rights, hate & user safety.

AUG 2015

FACEBOOK PUT ON NOTICE | AUG. 2015

Color Of Change & civil rights groups alert Facebook to **hate, threats, and doxxing** against Black users.

AUG 2016

KORRYN GAINES | AUG. 2016

Facebook deactivated the livestream of Korryn Gaines - a distraught woman filming police in her own apartment.

Once Facebook cut the livestream, law enforcement killed her in front of her son.

OCT 2016

DISCRIMINATION IN ADVERTISING | OCT. 2016

Journalists found Facebook allowed advertisers to **exclude Black and Hispanic users** from seeing ads.

A lawsuit settled in 2019 ends such targeting for jobs, credit & housing, but a new study suggests Facebook's own algorithm may "hard-code" discrimination. Further investigations showed advertisers were allowed to target **"Jew-haters"** and to exclude older workers from job ads.

MARCH/APRIL 2019

HATE STILL SPREADING MARCH/APRIL 2019

Live Video of New Zealand **white supremacist** massacre spreads on Facebook.

New reports of **Nazi imagery** spreading through WhatsApp groups in Germany

LOSS OF CREDIBILITY & TRUST THAT FACEBOOK CAN FIX ISSUES

As scandals have mounted, Facebook has repeatedly fallen short in coming clean about issues and taking responsibility for fixing them at needed scale:

- When caught paying teens for sweeping data access, Facebook claimed "less than 5%" were teens. Later Facebook admitted 18% of participants were teens.

- Facebook knew of the Cambridge Analytica misuse in 2015, but failed to fully respond until public exposure in 2018. Initial public reports of more than 50 million impacted users grew to 87 million.

- Facebook has resisted transparency & oversight: U.S. Senator Warner expressed "frustration" with their lack of transparency. Facebook rejected testimony and document requests from the U.K. and refused a 7-country panel's request for Zuckerberg to testify.

Yet to this date, Facebook has not provided comprehensive accounting to investors of the causes of failures of governance and oversight, let alone a comprehensive plan to rectify them.

FACEBOOK SHAREHOLDERS HAVE FELT THE EFFECTS.



FACEBOOK INC.
FB
NSDQ COMP
18%
12%
6%
0%
-5%
-6%
-12%
-18%
-24%
-28%
-30%
JAN 2018
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN 2019

majorityaction

FACEBOOK'S STRUCTURE GIVES ZUCKERBERG CONTROL WITHOUT ADEQUATE CHECKS



CHAIR

New nominated Director comes from Mark Zuckerberg's Chan Zuckerberg Initiative.

CEO

Consolidated control after exit of Chief Product Officer, WhatsApp & Instagram founders & executives

SUPER-VOTING CONTROL

10-1 unequal Class B share voting rights give Zuckerberg 57.7% of votes.

OVER 35% OF INDEPENDENT SHAREHOLDERS *ALREADY* WITHHELD SUPPORT FROM MARK ZUCKERBERG IN 2018.

Vanguard

Deutsche Asset Management (Germany & U.S.)

Geode Capital Management

Dimensional Fund Advisors, Inc.

BNP Paribas Asset Management

Legal & General Investment Management (Sub-Advised)

OppenheimerFunds, Inc.

Wells Fargo Funds Management LLC

CalSTRS

New York State Common Retirement Fund

New York City Pension Funds

Florida State Board of Administration

Ohio School Employees Retirement System

Louisiana State Employees' Retirement System (LASERS)

INDEPENDENT SHAREHOLDERS HAVE CLEARLY COMMUNICATED THEIR CALLS FOR GOVERNANCE CHANGE AND BEEN IGNORED BY FACEBOOK.

% Of Independent Shares FOR Proposal:

Independent Chair: 50.8% (2017)

One-Vote per Share: 82.6% (2017) / 82.5% (2018)

Simple Majority Vote: 80% (2018)

All three reforms are being requested again by shareholders this year.

majorityaction

FACEBOOK'S RESISTANCE TO GOVERNANCE CHANGE

This year's proxy demonstrates continued rejection of both corporate governance best practices and independent shareholder concerns, as well the Board's unwillingness to provide needed checks.

- Mark Zuckerberg continues to be both CEO and Chairman of the Board.
- Facebook continues to have no nominating committee. The one new director nominated was recently a top executive at Mark Zuckerberg's Chan Zuckerberg Initiative.
- Despite prior votes and ongoing crises, Facebook's Board says "*our current corporate governance structure is sound and effective*" and opposes all shareholder proposals for improved governance and reporting.

TIME FOR LEADERSHIP WITH OVERSIGHT

For shareholders, the answer is clear.

Mark Zuckerberg is the founder & CEO leading Facebook's vision & business.

He should not be his own boss.

As long as Mark Zuckerberg stands for election as Chair of a Board with insufficient power and independence, and retains majority voting control through unequal voting rights, Facebook shareholders cannot have trust in Facebook's oversight and accountability.

VOTE NO ON MARK ZUCKERBERG

We ask you to join us in withholding your vote from Mark Zuckerberg - Proposal 1.8

And we join investors in recommending a vote FOR shareholder resolutions which call on Facebook to:

- Adopt an independent chair (6)
- Empower holders with equal voting power (5)
- Require directors in uncontested elections to be elected by holders of a majority of votes cast (7)
- And expand transparency by reporting on addressing key risks of content governance (9), gender pay gap (10), and business structure (12)

SOURCES

- **Slide 3**
  Zuckerberg, Mark "Every year I take on a personal challenge to learn something new." Facebook. 4 January 2018. <https://www.facebook.com/zuck/posts/10104380170714571>.
- **Slide 4**

  Romm, Tony. "Facebook CEO Mark Zuckerberg under close scrutiny in federal privacy probe, sources say." Washington Post. 19 April 2019. <https://www.washingtonpost.com/technology/2019/04/19/federal-investigation-facebook-could-hold-mark-zuckerberg-accountable-privacy-sources-say/>.

  Schmehl, Karsten. "WhatsApp Has Become A Hotbed For Spreading Nazi Propaganda In Germany." Buzzfeed News. 18 April 2019. <https://www.buzzfeednews.com/article/karstenschmehl/whatsapp-groups-nazi-symbol-stickers-germany>.

  Price, Rob. "Facebook says it 'unintentionally uploaded' 1.5 million people's email contacts without their consent." Business Insider. 17 April 2019. <https://www.businessinsider.com/facebook-uploaded-1-5-million-users-email-contacts-without-permission-2019-4>.

  Levin, Sam. "Facebook teams with rightwing Daily Caller in fact-checking program." The Guardian. 17 April 2019. <https://www.theguardian.com/technology/2019/apr/17/facebook-teams-with-rightwing-daily-caller-in-factchecking-program>.

  Thompson, Nicholas & Fred Vogelstein. "15 Months of Fresh Hell Inside Facebook." Wired. 14 April 2019. <https://www.wired.com/story/facebook-mark-zuckerberg-15-months-of-fresh-hell/>.

  Solon, Olivia & Cyrus Farivar. "Mark Zuckerberg leveraged Facebook user data to fight rivals and help friends, leaked documents show." NBC News. 16 April 2019. <https://www.nbcnews.com/tech/social-media/mark-zuckerberg-leveraged-facebook-user-data-fight-rivals-help-friends-n994706>.

  Lai, Richard. "Facebook, Instagram and WhatsApp hit by second outage within a month." Engadget. 14 April 2019. <https://www.engadget.com/2019/04/14/facebook-instagram-whatsapp-messenger-outage/?yptr=yahoo>.

  Cameron, Dell. "540 Million Facebook User Records Exposed Online, Plus Passwords, Comments, and More." Gizmodo. 3 April 2019. <https://gizmodo.com/540-million-facebook-user-records-exposed-online-inclu-1833782439>.

  Biddle, Sam. "Facebook's Ad Algorithm Is a Race and Gender Stereotyping Machine, New Study Suggests." The Intercept. 3 April 2019. <https://theintercept.com/2019/04/03/facebook-ad-algorithm-race-gender/>.

  Associated Press. "German minister meets Zuckerberg, wary of messaging plans." AP News 1 April 2019. <https://www.apnews.com/85829bbd0b914912a993ad3985305169>.

  Watts, Jake Maxwell & Newley Purnell. "Singapore Fake-News Bill Orders Corrections by Social-Media Giants." Dow Jones Institutional News. 1 April 2019.

  Kang, Cecilia. "The Mounting Federal Investigations Into Facebook." The New York Times. 28 March 2019. <https://www.nytimes.com/2019/03/28/technology/facebook-federal-investigations.html>.

  "Facebook's Stock Falls After HUD Charges Company With Violation Fair Housing Act." Dow Jones Institutional News. 28 March 2019.

  Cicilline, David N. "The Case for Investigating Facebook." The New York Times. 19 March 2019. <https://www.nytimes.com/2019/03/19/opinion/facebook-antitrust-investigation.html>.

SOURCES

- **Slide 5**

Thompson, Nicholas & Fred Vogelstein. "Facebook's Head of Product Leaves After Privacy Pivot." Wired. 14 March 2019. <https://www.wired.com/story/chris-cox-leaving-facebook/>.

Frenkel, Sheera & Cade Metz. "WhatsApp Co-Founder Leaving Facebook Amid User Data Disputes." The New York Times. 30 April 2018. <https://www.nytimes.com/2018/04/30/technology/whatsapp-facebook-jan-koum.html?module=inline>.

Frenkel, Sheera & Kate Conger. "Facebook's Security Chief to Depart for Stanford University." The New York Times. 1 August 2018. <https://www.nytimes.com/2018/08/01/technology/facebook-security-alex-stamos.html>.

Constine, Josh. "WhatsApp CEO Jan Koum quits Facebook due to privacy intrusions." TechCrunch. 30 April 2018. <https://techcrunch.com/2018/04/30/jan-koum-quits-facebook/>.

Isaac, Mike. "Instagram's Co-Founders to Step Down From Company." The New York Times. 24 September 2018. <https://www.nytimes.com/2018/09/24/technology/instagram-cofounders-resign.html>.

Price, Rob. "WhatsApp Chief Business Officer is the Latest Exec to Leave Facebook." Business Insider. 26 November 2018. <https://www.businessinsider.com/whatsapp-chief-business-officer-neeraj-arora-quits-2018-11/?r=AU&IR=T>.

Thompson, Nicholas & Fred Vogelstein. "15 Months of Fresh Hell Inside Facebook." Wired. 16 April 2019. <https://www.wired.com/story/facebook-mark-zuckerberg-15-months-of-fresh-hell/>.

Madrigal, Alexis C. "When Is a Meme a Foreign-Influence Operation?" The Atlantic. 18 December 2018. <https://www.theatlantic.com/technology/archive/2018/12/how-russian-operatives-targeted-black-americans/578437/>.

Shane, Scott & Sheera Frenkel. "Russian 2016 Influence Operation Targeted African-Americans on Social Media." The New York Times. 17 December 2018. <https://www.nytimes.com/2018/12/17/us/politics/russia-2016-influence-campaign.html>.

Stevenson, Alexandra. "Facebook Admits It Was Used to Incite Violence in Myanmar." The New York Times. 6 November 2018. <https://www.nytimes.com/2018/11/06/technology/myanmar-facebook.html>.

Frenkel, Sheera; Nicholas Confessore; Cecilia Kang; Matthew Rosenberg; Jack Nicas. "Delay, Deny and Deflect: How Facebook's Leaders Fought Through Crisis." The New York Times. 14 November 2018. <https://www.nytimes.com/2018/11/14/technology/facebook-data-russia-election-racism.html?module=inline>.

Belli, Luca. "WhatsApp skewed Brazilian election, showing social media's danger to democracy." PBS News Hour. 5 December 2018. <https://www.pbs.org/newshour/science/whatsapp-skewed-brazilian-election-showing-social-medias-danger-to-democracy>.

SOURCES

- **Slide 6**

Luckie, Mark S. "Facebook is failing its black employees and its black users." Facebook. 27 November 2018. <https://www.facebook.com/notes/mark-s-luckie/facebook-is-failing-its-black-employees-and-its-black-users/1931075116975013/ >.

Schechner, Sam & Mark Secada. "You Give Apps Sensitive Personal Information. Then They Tell Facebook." Wall Street Journal. 22 February 2019. <https://www.wsj.com/articles/you-give-apps-sensitive-personal-information-then-they-tell-facebook-11550851636>.

Constine, Josh. "Facebook admits 18% of Research spyware users were teens, not <5%." TechCrunch. 28 February 2019. <https://techcrunch.com/2019/02/28/facebook-research-teens/>.

Snider, Mike. "Popular apps like Yelp send your data to Facebook even if you aren't on Facebook, privacy watchdog says." USA Today. 7 March 2019. <https://www.usatoday.com/story/tech/2019/03/07/facebook-still-automatically-gets-data-yelp-some-other-apps/3089803002/>.

Cameron, Dell. "540 Million Facebook User Records Exposed Online, Plus Passwords, Comments, and More." Gizmodo. 3 April 2019. <https://gizmodo.com/540-million-facebook-user-records-exposed-online-inclu-1833782439>.

Price, Rob. "Facebook says it 'unintentionally uploaded' 1.5 million people's email contacts without their consent." Business Insider. 17 April 2019. <https://www.businessinsider.com/facebook-uploaded-1-5-million-users-email-contacts-without-permission-2019-4>.

Feiner, Lauren. "Facebook says a bug affecting up to 6.8 million users exposed photos they hadn't shared." CNBC. 14 December 2018. <https://www.cnbc.com/2018/12/14/facebook-bug-exposed-photos-from-up-to-6point8-million-users.html>.

Bodoni, Stephanie. "Facebook faces seven data probes as watchdog here to use tougher EU rules." Independent.ie. 2 February 2019. <https://www.independent.ie/irish-news/politics/facebook-faces-seven-data-probes-as-watchdog-here-to-use-tougher-eu-rules-37775469.html>.

Romm, Tony. "The U.S. government and Facebook are negotiating a record, multibillion-dollar fine for the company's privacy lapses." Washington Post. 14 February 2019. <https://www.washingtonpost.com/technology/2019/02/14/us-government-facebook-are-negotiating-record-multi-billion-dollar-fine-companys-privacy-lapses/?utm_term=.31c6a73111a8>.

LaForgia, Michael; Matthew Rosenberg; Gabriel J.X. Dance. "Facebook's Data Deals Are Under Criminal Investigation." The New York Times. 13 March 2019. <https://www.nytimes.com/2019/03/13/technology/facebook-data-deals-investigation.html>.

White, Aiofe; Stephanie Bodoni; Stefan Nicola. "Facebook's Battle in Germany Is a Thorn in WhatsApp Integration." Bloomberg. 7 February 2019. <https://www.bloomberg.com/news/articles/2019-02-07/facebook-s-battle-in-germany-a-thorn-in-whatsapp-integration>.

SOURCES

- **Slide 7**

Levy, Pema & Tonya Riley. "Activists Couldn't Get Facebook to Tackle Its Discrimination Problem—Until the Russia Scandal Hit." Mother Jones. 12 April 2019. <https://www.motherjones.com/politics/2019/04/activists-couldnt-get-facebook-to-tackle-its-discrimination-problem-until-the-russia-scandal-hit/>.

Woods, Baynard. "Facebook deactivated Korryn Gaines' account during standoff, police say." The Guardian. 3 August 2016. <https://www.theguardian.com/us-news/2016/aug/03/korryn-gaines-facebook-account-baltimore-police>.

Angwin, Julia & Terry Parris Jr.. "Facebook Lets Advertisers Exclude Users by Race." ProPublica. 28 October 2016. <https://www.propublica.org/article/facebook-lets-advertisers-exclude-users-by-race>.

Angwin, Julia; Madeleine Varner; Ariana Tobin. "Facebook Enabled Advertisers to Reach 'Jew Haters'." ProPublica. 14 September 2017. <https://www.propublica.org/article/facebook-enabled-advertisers-to-reach-jew-haters>.

Angwin, Julia; Ariana Tobin; Madeleine Varner. "Facebook (Still) Letting Housing Advertisers Exclude Users by Race." ProPublica. 21 November 2017. <https://www.propublica.org/article/facebook-advertising-discrimination-housing-race-sex-national-origin>.

Angwin, Julia; Noam Scheiber. "Dozens of Companies Are Using Facebook to Exclude Older Workers From Job Ads." ProPublica. 20 December 2017. <https://www.propublica.org/article/facebook-ads-age-discrimination-targeting>.

Angwin, Julia & Ariana Tobin. "Fair Housing Groups Sue Facebook for Allowing Discrimination in Housing Ads." ProPublica. 27 March 2019. <https://www.propublica.org/article/facebook-fair-housing-lawsuit-ad-discrimination>.

Sandberg, Sheryl. "Doing More to Protect Against Discrimination in Housing, Employment and Credit Advertising." Facebook. 19 March 2019. <https://newsroom.fb.com/news/2019/03/protecting-against-discrimination-in-ads/>.

Matsakis, Louise. "Facebook's Ad System Might Be Hard-coded For Discrimination." Wired. 6 April 2019. <https://www.wired.com/story/facebooks-ad-system-discrimination/>.

Rosenblatt, Joel. "Facebook Discriminatory Ad Accord Seen as Far From Final Fix." Bloomberg. 24 July 2018. <https://www.bloomberg.com/news/articles/2018-07-24/facebook-agrees-to-change-ad-platform-to-prevent-discrimination>.

Guynn, Jessica. "Facebook Accused of Bias in Job Ads That Let Companies Target Men, Exclude Women." USA Today. 18 September 2018. <https://www.usatoday.com/story/tech/news/2018/09/18/facebook-men-only-ads-discriminate-against-women-other-genders-eeoc-complaint/1341473002/>.

Schmehl, Karsten. "WhatsApp Has Become A Hotbed For Spreading Nazi Propaganda In Germany." BuzzFeed News. 18 April 2019. <https://www.buzzfeednews.com/article/karstenschmehl/whatsapp-groups-nazi-symbol-stickers-germany>.

Mandhana, Niharika & Rhiannon Hoyle. "Facebook Left Up Video of New Zealand Shootings for an Hour." Wall Street Journal. 21 March 2019. <https://www.wsj.com/articles/facebook-our-ai-tools-failed-to-catch-new-zealand-attack-video-11553156141>.

Shaban, Hamza. "Facebook to reexamine how livestream videos are flagged after Christchurch shooting." Washington Post. 21 March 2019. <https://www.washingtonpost.com/technology/2019/03/21/facebook-reexamine-how-recently-live-videos-are-flagged-after-christchurch-shooting/>.

SOURCES

- **Slide 8**

Constine, Josh. "Facebook admits 18% of Research spyware users were teens, not <5%." TechCrunch. 28 February 2019. <https://techcrunch.com/2019/02/28/facebook-research-teens/>.

Cadwalladr, Carole & Emma Graham-Harrison. "Revealed: 50 million Facebook profiles harvested for Cambridge Analytica in major data breach." The Guardian. 17 March 2018. <https://www.theguardian.com/news/2018/mar/17/cambridge-analytica-facebook-influence-us-election>.

Grewal, Paul. "Suspending Cambridge Analytica and SCL Group From Facebook." Facebook. 16 March 2018. <https://newsroom.fb.com/news/2018/03/suspending-cambridge-analytica/>.

Kozlowska, Hanna. "The Cambridge Analytica scandal affected nearly 40 million more people than we thought." Quartz. 4 April 2018. <https://qz.com/1245049/the-cambridge-analytica-scandal-affected-87-million-people-facebook-says/>.

Frenkel, Sheera; Nicholas Confessore; Cecilia Kang; Matthew Rosenberg; Jack Nicas. "Delay, Deny and Deflect: How Facebook's Leaders Fought Through Crisis." The New York Times. 14 November 2018. <https://www.nytimes.com/2018/11/14/technology/facebook-data-russia-election-racism.html?module=inline>.

Warner, Mark. "Warner Presses Facebook on Efforts to Monitor User Activity." Senate.gov. 30 January 2019. <https://www.warner.senate.gov/public/index.cfm/pressreleases?id=9D31E7EB-5DD9-4759-B29E-C0E3CFAA4F54>.

Kastrenakes, Jacob. "Zuckerberg won't go to UK for data privacy testimony, despite threat of future arrest." The Verge. 15 May 2018. <https://www.theverge.com/2018/5/15/17355532/zuckerberg-declines-to-testify-uk-committee-privacy>.

Romm, Tony. "Facebook CEO Mark Zuckerberg rejects request to testify in front of seven countries' lawmakers — but a lower-level official will appear." Washington Post. 23 November 2018. <https://www.washingtonpost.com/technology/2018/11/23/facebook-ceo-mark-zuckerberg-rejects-request-testify-front-seven-countries-lawmakers-lower-level-official-will-appear/>.

- **Slide 9**

FB 1/1/2018-12/31/2018. Nasdaq. <https://www.nasdaq.com/symbol/fb>.

- **Slide 10**

"Peggie Marie Alford." LinkedIn. <https://www.linkedin.com/in/peggy-marie-alford-78117a1/>.

Isaac, Mike. "As Mark Zuckerberg Tightens Grip on Facebook, 2 Top Deputies Leave." The New York Times. 14 March 2019. <https://www.nytimes.com/2019/03/14/technology/facebook-chris-cox.html>.

Thompson, Nicholas & Fred Vogelstein. "Facebook's Head of Product Leaves After Privacy Pivot." Wired. 14 March 2019. <https://www.wired.com/story/chris-cox-leaving-facebook/>.

Facebook, Inc. "Proxy Statement," p. 41. U.S. Securities & Exchange Commission. 12 April 2019.

SOURCES

- **Slide 11**

  Lindsley, Lisa. "BREAKING: 35% of Non-Affiliated Facebook Shareholders Opposed Zuckerberg's Reelection to the Board of Directors." SumOfUs. 7 June 2018. <https://www.sumofus.org/media/breaking-35-of-non-affiliated-facebook-shareholders-opposed-zuckerbergs-reelection-to-the-board-of-directors/ >.

  "Facebook Inc. Proposal 1.9: Elect Director Mark Zuckerberg." Proxy Insight. 28 November 2018.

- **Slide 12**

  Non-independent shares include Class A and Class B shares listed in the relevant proxy statement as beneficially owned (or subject to voting proxy) by Facebook's executive officers and directors. Those shares (at 1 vote per Class A share and 10 votes per Class B share) were subtracted from the Votes cast (not including broker non-votes) in order to derive the number of Independent votes cast.

  Facebook, Inc. "Proxy Statement." U.S. Securities & Exchange Commission. 12 April 2019. <https://www.sec.gov/Archives/edgar/data/1326801/000132680119000025/facebook2019definitiveprox.htm>.

  Kerber, Ross. "Outside investors rebuke Facebook vote structure, tallies show." Reuters. 5 June 2018. <https://www.reuters.com/article/us-facebook-investors/outside-investors-rebuke-facebook-vote-structure-tallies-show-idUSKCN1J205F>.

- **Slide 13**

  Facebook, Inc. "Proxy Statement," p. 56-60. U.S. Securities & Exchange Commission. 12 April 2019. <https://www.sec.gov/Archives/edgar/data/1326801/000132680119000025/facebook2019definitiveprox.htm>.